Exhibit 99.2

NEBIUS GROUP N.V.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars (“$”), except share and per share data)

		As of
		December 31,	March 31,
	Notes	2025	2026
ASSETS
Cash and cash equivalents	4	3,678.1	9,298.2
Accounts receivable, less allowance for doubtful accounts of $4.0 and $2.4, respectively	4	720.3	1,479.2
Prepaid expenses		34.8	53.5
VAT reclaimable		131.4	46.9
Other current assets	4	146.8	360.5
Total current assets		4,711.4	11,238.3
Property and equipment	7	5,553.3	7,131.7
Intangible assets	9	19.7	48.3
Goodwill	3, 9	—	163.3
Operating lease right-of-use assets	8	918.8	1,266.0
Equity method investments	5	11.1	6.4
Investments in non-marketable equity securities	5	836.6	1,614.1
Deferred tax assets		11.8	18.6
Other non-current assets	4	367.9	816.6
Total non-current assets		7,719.2	11,065.0
TOTAL ASSETS		12,430.6	22,303.3
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	1,210.1	621.7
Debt, current	12	24.5	18.4
Income and non-income taxes payable		17.7	23.3
Deferred revenue, current	4	275.5	685.6
Total current liabilities		1,527.8	1,349.0
Operating lease liabilities	8	760.5	1,045.8
Debt, non-current	12	4,103.2	8,432.0
Deferred revenue, non-current		1,302.0	4,092.5
Other accrued liabilities		143.1	142.1
Total non-current liabilities		6,308.8	13,712.4
Total liabilities		7,836.6	15,061.4
Commitments and contingencies	11
Shareholders’ equity:
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 35,698,674, and Class C: 35,698,674); shares issued (Class A: 288,489,061 and 288,549,061, respectively, Class B: 33,551,883 and 33,491,883, respectively, and Class C: 2,146,791 and 2,206,791, respectively); shares outstanding (Class A: 219,465,088 and 220,406,311, respectively, Class B: 33,551,883 and 33,491,883, respectively, and Class C: nil)	14	8.4	8.4
Treasury shares at cost (Class A: 69,023,973 and 68,142,750, respectively)		(1,075.7)	(1,061.9)
Additional paid-in capital		2,360.9	4,386.2
Accumulated other comprehensive loss		(0.1)	(13.5)
Retained earnings		3,300.5	3,921.7
Total equity attributable to Nebius Group N.V.		4,594.0	7,240.9
Noncontrolling interests		—	1.0
Total shareholders' equity		4,594.0	7,241.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,430.6	22,303.3

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of U.S. dollars (“$”), except share and per share data)

		Three months ended March 31,
	Notes	2025*	2026
Revenues		50.9	399.0
Operating costs and expenses:
Cost of revenues(1)		24.7	103.8
Product development(1)		36.5	67.4
Sales, general and administrative(1)		60.9	143.8
Depreciation and amortization		49.1	212.0
Total operating costs and expenses		171.2	527.0
Loss from operations		(120.3)	(128.0)
Interest income	4	8.5	14.2
Interest expense	3, 12	—	(63.7)
Gain from revaluation of investment in equity securities		—	780.6
Income / (loss) from equity method investments		0.1	(7.6)
Other income, net	4	8.3	19.9
Net income / (loss) before income taxes		(103.4)	615.4
Income tax expense / (benefit)		0.9	(5.8)
Net income / (loss) from continuing operations		(104.3)	621.2
Net loss from discontinued operations	3	(9.2)	—
Net income / (loss)		(113.5)	621.2
Net income / (loss) from continuing operations per Class A and Class B share:
Basic	2	(0.44)	2.40
Diluted	2	(0.44)	2.11
Net loss from discontinued operations per Class A and Class B share:
Basic	2	(0.04)	—
Diluted	2	(0.04)	—
Net income / (loss) per Class A and Class B share:
Basic	2	(0.48)	2.40
Diluted	2	(0.48)	2.11
Weighted average number of Class A and Class B shares used in per share computation:
Basic	2	237,916,047	258,298,911
Diluted	2	237,916,047	308,971,701

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	0.2	0.6
Product development	6.3	11.7
Sales, general and administrative	11.0	23.0

*Adjusted for the presentation of discontinued operations for Toloka

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of U.S. dollars (“$”))

		Three months ended March 31,
	Notes	2025	2026
Net income / (loss)		(113.5)	621.2
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		5.3	(13.4)
Total comprehensive income / (loss)		(108.2)	607.8

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of U.S. dollars (“$”), except share and per share data)

	Three months ended March 31, 2025
	Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Nebius Group N.V.	interests	Equity
Balance as of December 31, 2024	235,753,600	9.2	(1,968.1)	2,016.7	(22.1)	3,218.0	3,253.7	—	3,253.7
Net loss	—	—	—	—	—	(113.5)	(113.5)	—	(113.5)
Translation adjustment	—	—	—	—	5.3	—	5.3	—	5.3
Transfer of shares	106,667	—	1.7	(1.7)	—	—	—	—	—
Exercise of share-based awards	2,248,606	—	35.0	(35.0)	—	—	—	—	—
Share-based compensation	—	—	—	15.9	—	—	15.9	—	15.9
Balance as of March 31, 2025	238,108,873	9.2	(1,931.4)	1,995.9	(16.8)	3,104.5	3,161.4	—	3,161.4

	Three months ended March 31, 2026
	Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Nebius Group N.V.	interests	Equity
Balance as of December 31, 2025	253,016,971	8.4	(1,075.7)	2,360.9	(0.1)	3,300.5	4,594.0	—	4,594.0
Net income	—	—	—	—	—	621.2	621.2	—	621.2
Translation adjustment	—	—	—	—	(13.4)	—	(13.4)	—	(13.4)
Exercise of share-based awards	836,223	—	13.0	(13.0)	—	—	—	—	0.0
Exercise of share options	45,000	—	0.8	1.1	—	—	1.9	—	1.9
Issuance of pre-funded warrants (Note 14)	—	—	—	2,000.0	—	—	2,000.0	—	2,000.0
Acquisition-related equity awards (Note 3)	—	—	—	2.4	—	—	2.4	—	2.4
Exercise of Avride share-based awards	—	—	—	(0.5)	—	—	(0.5)	1.0	0.5
Share-based compensation expense	—	—	—	35.3	—	—	35.3	—	35.3
Balance as of March 31, 2026	253,898,194	8.4	(1,061.9)	4,386.2	(13.5)	3,921.7	7,240.9	1.0	7,241.9

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of U.S. dollars (“$”))

		Three months ended March 31,
	Notes	2025*	2026
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income / (loss) from continuing operations		(104.3)	621.2
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Depreciation of property and equipment	7	48.6	208.8
Amortization of intangible assets	9	0.5	3.2
Operating lease right-of-use assets amortization		7.0	29.8
Amortization of debt discount and issuance costs, net of interest expense capitalized	12	—	15.7
Share-based compensation expense	13	17.5	35.3
Deferred income tax benefit		(0.8)	(7.8)
Foreign exchange losses / (gains)	4	3.4	(1.7)
Gain from revaluation of investment in equity securities	5	—	(780.6)
(Income) / loss from equity method investments		(0.1)	7.6
Provision for expected credit losses	4	0.2	0.8
Other		1.5	4.0
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		(9.5)	(758.9)
Prepaid expenses		1.3	(19.0)
Accounts payable, accrued and other liabilities and non-income taxes payable		(57.0)	(64.9)
Deferred revenue		2.4	3,198.0
Other assets		(19.1)	(318.9)
VAT reclaimable		(75.7)	85.4
Net cash provided by / (used in) operating activities – continuing operations		(184.1)	2,258.0
Net cash used in operating activities – discontinued operations		(13.4)	—
Net cash provided by / (used in) operating activities		(197.5)	2,258.0
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(543.9)	(2,472.9)
Acquisitions of businesses, net of cash acquired	3	—	(170.2)
Net cash used in investing activities – continuing operations		(543.9)	(2,643.1)
Net cash used in investing activities– discontinued operations		(0.1)	—
Net cash provided by / (used in) investing activities		(544.0)	(2,643.1)
CASH FLOWS PROVIDED BY / (USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes	12	—	4,337.5
Convertible notes issuance costs	12	—	(43.8)
Proceeds from issuance of pre-funded warrants sale		—	2,000.0
Withholding tax paid	11	(181.5)	-
Proceeds from exercise of share options		—	1.8
Net cash provided by / (used in) financing activities – continuing operations		(181.5)	6,295.5
Net cash provided by financing activities– discontinued operations		—	—
Net cash provided by/(used in) financing activities		(181.5)	6,295.5
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		0.3	(5.1)
Net change in cash and cash equivalents, and restricted cash and cash equivalents		(922.7)	5,905.3
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		2,450.3	3,721.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		1,527.6	9,626.9
Less cash and cash equivalents, and restricted cash and cash equivalents of discontinued operations, end of period		(7.3)	—
Cash and cash equivalents, and restricted cash and cash equivalents of continuing operations, end of period		1,520.3	9,626.9

*Adjusted for the presentation of discontinued operations for Toloka

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of U.S. dollars (“$”))

		Three months ended March 31,
	Notes	2025*	2026
RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		2,449.6	3,678.1
Restricted cash and cash equivalents, beginning of period		0.7	43.5
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		2,450.3	3,721.6
Cash and cash equivalents, end of period		1,447.0	9,298.2
Restricted cash and cash equivalents, end of period		80.6	328.7
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		1,527.6	9,626.9
Cash and cash equivalents, end of period – continuing operations		1,439.7	9,298.2
Restricted cash and cash equivalents, end of period – continuing operations		80.6	328.7
Cash and cash equivalents, and restricted cash and cash equivalents, end of period – continuing operations		1,520.3	9,626.9
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Acquired property and equipment and intangible assets not yet paid for		65.1	430.4

*Adjusted for the presentation of discontinued operations for Toloka

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars (“$”), except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Nebius Group N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Nebius Group” or the “Group”), is a technology company building full-stack infrastructure to service the high-growth global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. The Group also operates additional businesses, currently including autonomous driving technologies (Avride) and education technology (“edtech”) (TripleTen).

In February 2026, the Company acquired AlphaAI Technologies, Inc., doing business as Tavily (“Tavily”). Tavily provides search infrastructure designed for artificial intelligence applications, including search APIs optimized for large language models and agentic AI systems (Note 3).

On March 11, 2026, the Company entered into a securities purchase agreement with NVIDIA Corporation (“NVIDIA”), pursuant to which the Company agreed to sell, in a private placement, pre-funded warrants (“Pre-Funded Warrants”) to purchase an aggregate of 21,065,936 Class A ordinary shares (“Pre-Funded Warrants Shares”), for aggregate gross proceeds of $2.0 billion. The Pre-Funded Warrants have an exercise price of $0.0001 per Class A ordinary share. The Company intends to use the net proceeds from the private placement to support investments in the development of its full-stack AI cloud platform and the development and construction of greenfield data centers. The transaction is part of a broader strategic collaboration between the Company and NVIDIA to support the expansion of the Company’s AI cloud infrastructure.

On March 13, 2026, the Group entered into an Infrastructure Services Agreement (the “Second Meta Agreement”) with Meta Platforms, Inc. (“Meta”), pursuant to which the Group and Meta entered into a series of orders, each for a duration of 5 years (each a “Meta Order”). Certain of the Meta Orders are for dedicated GPU capacity clusters across multiple locations, with deployments in tranches starting early 2027, and each order with associated storage and connectivity services. These Meta Orders have a total contract value of $12 billion. A further Meta Order establishes an arrangement that provides Meta with access to any unsold capacity in respect of certain GPU clusters as specified in the Second Meta Agreement. It is the Group’s current intention to sell such capacity in its AI cloud to third-party customers. Under the terms of this Meta Order, in instances where the relevant capacity is not sold by Nebius to other customers, Meta is obligated to purchase such unsold capacity for the remainder of the period ending 5 years from the date on which such unsold capacity was initially deployed. This Meta Order has a potential total contract value of up to $15 billion.

Nebius Group N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of a number of subsidiaries globally.

Basis of Presentation and Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three months ended March 31, 2026 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2025. Unaudited condensed consolidated financial statements were prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary for a fair statement of its financial position as of March 31, 2026, and its results of operations, comprehensive income/(loss), cash flows and change in equity for the periods presented. The unaudited condensed consolidated balance sheet as of December 31, 2025, was derived from the audited consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2025.

The results for the three months ended March 31, 2026 are not necessarily indicative of the operating results expected for the year ending December 31, 2026 or any other future period. The potential risks and uncertainties that could affect future results include, among others, the Group’s need to expend capital to accommodate the growth of the business; competitive pressures; technological developments; geopolitical and macroeconomic developments affecting the Group’s business, operations or governance; and changes in the political, legal and/or regulatory environment in addition to other risks and uncertainties included under “Risk Factors” in the Group’s Annual Report on Form 20-F for the year ended December 31, 2025.

There have been no material changes in the Group’s significant accounting policies and estimates as compared to those described in the Group’s Annual Report on Form 20-F for the year ended December 31, 2025, except for the update to the estimated useful lives of servers and network equipment, as described below.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

In January 2026, the Company completed an assessment of the useful lives of servers and network equipment based on updated information and usage patterns obtained and concluded that the estimated useful lives of such assets should be extended from four to five years. Management applied this change in accounting estimate prospectively beginning January 1, 2026. Based on the servers and network equipment placed in service as of December 31, 2025, the financial impact of this change in estimate included a reduction in depreciation expense of $43.1 and an increase in net income of $41.6, for the three months ended March 31, 2026.

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

ASU "2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses"

In November 2024, the FASB issued ASU “2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires more detailed disclosures, on an annual and interim basis, about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the consolidated statements of operations. This guidance, as further clarified through ASU 2025-01 “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)”, is effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2027, and for interim periods beginning January 1, 2028. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-06 "Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”

In September 2025, the FASB issued ASU 2025-06 “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which clarifies and simplifies the capitalization guidance for internal-use software by removing references to sequential development stages and clarifying that capitalization begins when management has authorized and committed to funding the software project and it is probable the project will be completed and the software will be used as intended, considering any significant uncertainty in development activities. The guidance is effective for annual periods beginning after December 15, 2027, including interim periods within those annual periods. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2028. Early adoption is permitted. Upon adoption, the guidance may be applied prospectively, retrospectively, or on a modified retrospective basis, including for in-process projects. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-11 "Interim Reporting (Topic 270): Narrow-Scope Improvements"

In December 2025, the FASB issued ASU 2025-11 “Interim Reporting (Topic 270): Narrow-Scope Improvements”, which clarifies interim disclosure requirements and the applicability of Topic 270. The guidance will be effective for interim periods beginning January 1, 2028. Therefore, for the Group, the guidance will be effective for interim reporting periods beginning January 1, 2028, and will be reflected in the consolidated financial statements for the year ending December 31, 2028. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

ASU 2025-10 "Accounting for Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities”

In December 2025, the FASB issued ASU 2025-10 “Accounting for Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities” to establish authoritative guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance will be effective for annual periods beginning with the year ending December 31, 2028 and for interim periods beginning January 1, 2029. Therefore, for the Group, the guidance will be effective for the year ending December 31, 2028, and for interim periods beginning January 1, 2029. Early adoption is permitted. Upon adoption, the guidance can be applied using a modified prospective, modified retrospective, or under a retrospective approach. The Group is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

No other recent accounting pronouncements were issued by FASB or the SEC that are believed by management to have a material impact on the Group’s present or future consolidated financial statements.

2.	NET INCOME / (LOSS) PER SHARE

Basic net income / (loss) per Class A and Class B ordinary share from continuing and discontinued operations for the three months ended March 31, 2025 and 2026 is computed on the basis of the weighted average number of ordinary shares outstanding using the two-class method. Basic net income / (loss) from continuing and discontinued operations per share is computed using the weighted average number of ordinary shares outstanding during the period and including vested restricted share units and the remaining shares to be delivered as part of the restructuring of the Company’s convertible notes in June 2022. Diluted net income / (loss) per ordinary share from continuing and discontinued operations is computed using the dilutive effect of Share-Based Awards calculated using the “treasury stock” method and the dilutive effect of convertible debt under the if-converted method. A transaction resulting in businesses being classified as discontinued operations in 2025 is described in Note 3.

The computation of diluted net income / (loss) per Class A share from continuing and discontinued operations assumes the conversion of Class B shares, while the diluted net income / (loss) per Class B share from continuing and discontinued operations does not assume the conversion of those shares. The net income / (loss) per share from continuing and discontinued operations amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. In compliance with ASC 260-10-45-18 the Group uses net income / (loss) from continuing operations as the control number in determining whether those potential ordinary shares are dilutive or antidilutive. The number of Share-Based Awards excluded from the diluted net income / (loss) per ordinary share from continuing and discontinued operations computation, because their effect was anti-dilutive for the three months ended March 31, 2025 and 2026 was 1,262,894 and 6,000,126, respectively.

The outstanding Convertible Notes (see Note 12) provide for a flexible settlement feature. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the if-converted method.

The components of basic and diluted net (loss)/income per share from continuing and discontinued operations were as follows:

	Three months ended March 31,
	2025		2026
	Class A	Class B	Class A	Class B
	$	$	$	$
Net income / (loss) from continuing operations, allocated for basic	(88.7)	(15.6)	540.6	80.6
Reallocation of net income / (loss) from continuing operations as a result of conversion of Class B to Class A shares	(15.6)	—	80.6	—
Reallocation of net income / (loss) from continuing operations to Class B shares	—	—	—	(9.7)
Add-back for convertible notes, net of tax	—	—	31.9	—
Net income / (loss) from continuing operations, allocated for diluted	(104.3)	(15.6)	653.1	70.9
Net loss from discontinued operations, allocated for basic	(7.8)	(1.4)	—	—
Reallocation of net loss from discontinued operations as a result of conversion of Class B to Class A shares	(1.4)	—	—	—
Net loss from discontinued operations, allocated for diluted	(9.2)	(1.4)	—	—
Weighted average ordinary shares used in per share computation — basic, continuing operations	202,217,373	35,698,674	224,775,028	33,523,883
Effect of:
Conversion of Class B to Class A shares	35,698,674	—	33,523,883	—
Shares issued for convertible notes	—	—	44,899,648	—
Share-based awards	—	—	5,773,142	—
Weighted average ordinary shares used in per share computation — diluted, continuing operations	237,916,047	35,698,674	308,971,701	33,523,883
Net income / (loss) per share from continuing operations attributable to ordinary shareholders:
Basic	(0.44)	(0.44)	2.40	2.40
Diluted	(0.44)	(0.44)	2.11	2.11
Net loss per share from discontinued operations attributable to ordinary shareholders:
Basic	(0.04)	(0.04)	—	—
Diluted	(0.04)	(0.04)	—	—
Net income / (loss) per share attributable to ordinary shareholders:
Basic	(0.48)	(0.48)	2.40	2.40
Diluted	(0.48)	(0.48)	2.11	2.11

3.	DISPOSALS, DISCONTINUED OPERATIONS AND BUSINESS COMBINATIONS

Toloka deconsolidation and investment transaction

The components of net loss from discontinued operations for the three months ended March 31, 2025 are the following:

Three months ended March 31,
2025
Net loss from discontinued operations – Toloka	(9.2)
Total net (loss) / income from discontinued operations	(9.2)

Effective May 2, 2025, Nebius Group ceased to have control over Toloka following the issuance by Toloka Group, Inc. ("Toloka Group") of additional stock to third-party investors and a restructuring of the capital stock of Toloka Group into both voting and nonvoting common and preferred shares, as result of which Nebius's voting interest was reduced to 49%. Consequently, Toloka Group was deconsolidated from Nebius Group's financial statements. The Toloka deconsolidation represents a strategic transaction aimed at enhancing Nebius Group's focus on its Nebius AI cloud business while allowing Toloka to operate independently. The transaction qualifies as a "strategic shift" under ASC 205-20, requiring discontinued operations reporting, as Toloka constituted a significant business line for Nebius Group.

The Company reclassified the following operations to discontinued operations for the three months ended March 31, 2025 in connection with the Toloka deconsolidation:

Three months ended March 31,
2025
Revenues	4.4
Operating costs and expenses:
Cost of revenues	4.8
Product development	3.5
Sales, general and administrative	5.2
Depreciation and amortization	0.1
Total operating costs and expenses	13.6
Loss from discontinued operations	(9.2)
Interest income	0.1
Other (loss)/income, net	(0.1)
Loss from discontinued operations before income tax expense	(9.2)
Income tax expense (benefit)	—
Net loss from discontinued operations, net of tax	(9.2)

Acquisition of Tavily

On February 19, 2026, the Company acquired a 100% ownership interest in Tavily. The acquisition of Tavily is expected to expand the Company’s current product offering. The aggregate purchase price consisted of: (i) cash paid at closing and subject to certain adjustments, (ii) cash consideration payable on the second anniversary of the closing (“Tavily Holdback Payment”) (iii) replacement equity awards, and (iv) a further payment of up to $67.3 settlable in cash or Class A ordinary shares of the Company at the Company’s election, contingent on the achievement of specified performance targets and the continuous employment of Tavily executives and employees (“Tavily Earnout”).

In connection with the Tavily acquisition, certain employee stock options of Tavily were replaced with Company equivalent awards with the same vesting terms as the replaced awards, the fair value of which was determined based on the acquisition date fair value. As a result, the Company issued 77,847 replacement stock options. The portion of the fair value related to pre-combination services of $2.4 was included in consideration transferred. The future unrecognized expense related to the outstanding replacement options will be recognized over the remaining requisite service period.

Of the total Tavily Holdback Payment, $11.2 is payable contingent upon employment with the Company as of the closing date and payable on the second anniversary of the closing date (“Vested Holdback Payment”). A further $19.5 million is payable on the second anniversary of the closing date contingent on the continuous employment of Tavily executives and employees (“Vesting Holdback Payment”). The Company considered the nature of the Tavily Holdback Payment and determined the Vested Holdback Payment represented consideration transferred while the

Vesting Holdback Payment is compensatory in nature and will be accrued as compensation expense over the service period. Compensation expense related to the Vesting Holdback Payment for the period ended March 31, 2026 was $1.1, which is recognized in other accrued liabilities on the consolidated balance sheet and within sales, general and administrative expenses on the unaudited condensed consolidated statement of operations.

The Tavily Earnout is subject to the achievement of certain Annual Recurring Revenue (“ARR”) milestones measured in December 2026 and March 2027. The Tavily Earnout is contingent on future services, and accordingly represents compensation expense in the post-acquisition period. For the period ended March 31, 2026, the Company recognized $1.6 of compensation expense included in Other accrued liabilities on the consolidated balance sheet and within Operating costs and expenses on the consolidated statement of operations.

The fair value of consideration transferred consisted of the following:

Cash consideration	177.2
Vested Holdback Payment	10.1
Replacement equity awards	2.4
Total fair value of consideration transferred	189.7

The Company accounted for the Tavily acquisition using the acquisition method of accounting for business combinations. The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date (including any measurement period adjustments through March 31, 2026):

March 31, 2026
Cash and cash equivalents	7.1
Accounts receivable	0.9
Other current assets	1.6
Property and equipment	0.2
Operating lease right-of-use assets	0.6
Deferred tax assets	1.0
Intangible assets:
Developed technology	14.7
Customer relationships	8.3
Trademark	4.6
Goodwill	163.3
Total assets acquired	202.3
Liabilities assumed	(12.6)
Net assets acquired	189.7

The acquired intangible assets of Tavily will be amortized over their estimated useful lives. Accordingly, developed technology will be amortized over five years, customer relationships will be amortized over three years, and trademark will be amortized over five years.

Goodwill is not deductible for tax purposes. The Company incurred transaction costs of $2.2 related to the acquisition.

4.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2025 and March 31, 2026 consisted of the following:

	December 31,	March 31,
	2025	2026
Cash	1,152.7	2,748.9
Cash equivalents:
Money market funds	1,770.9	5,856.1
Bank deposits	754.5	693.2
Total cash and cash equivalents	3,678.1	9,298.2

Current expected credit losses for cash and cash equivalents were immaterial for the three months ended March 31, 2025 and 2026. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for current expected credit losses on trade receivables

Movements in the allowance for current expected credit losses on trade receivables for the three months ended March 31, 2025 and 2026 were as follows:

	Three months ended March 31,
	2025	2026
Balance at beginning of period	0.1	4.0
Current period provision for expected credit losses	0.2	—
Write-off	—	(1.6)
Balance at the end of period	0.3	2.4

Other Current Assets

Other current assets as of December 31, 2025 and March 31, 2026 consisted of the following:

	December 31,	March 31,
	2025	2026
Restricted cash	6.8	148.3
Term deposits, current	75.0	75.0
Prepaid other taxes	30.0	30.9
Deferred expenses	8.4	12.7
Security and guarantee deposits for next 12 months	8.8	10.4
Funds receivable	1.6	3.6
Interest receivable	0.4	3.6
Prepaid income tax	3.4	2.7
Other receivables	12.4	73.3
Total other current assets	146.8	360.5

Other Non-current Assets

Other non-current assets as of December 31, 2025 and March 31, 2026 consisted of the following:

	December 31,	March 31,
	2025	2026
Prepaid rent	271.3	493.3
Restricted cash	36.7	180.4
Security and guarantee deposits over next 12 months	16.4	91.3
Prepaid other services	41.7	49.7
Other non-current assets	1.8	1.9
Total other non-current assets	367.9	816.6

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2025 and March 31, 2026 comprised the following:

	December 31,	March 31,
	2025	2026
Trade accounts payable for property and equipment	1,057.7	430.4
Operating lease liabilities, current	84.9	94.2
Trade accounts payable for other services	24.6	51.3
Government grant liability, current	17.5	18.2
Salary and other compensation to employees payable	14.2	15.4
Unused vacation reserve accrued	7.6	9.8
Tax liabilities accrued	0.4	0.1
Other liabilities	3.2	2.3
Accounts payable, accrued and other liabilities	1,210.1	621.7

Other accrued liabilities

Other accrued liabilities as of December 31, 2025 and March 31, 2026 consisted of the following:

	December 31,	March 31,
	2025	2026
Avride SAFE liability and Tranche Right liability	102.7	103.2
Government grant liability, non-current	23.1	18.2
Deferred tax liabilities, non-current	—	4.0
Trade accounts payable for property and equipment, non-current	15.3	—
Other non-current liabilities	2.0	16.7
Total other accrued liabilities	143.1	142.1

Deferred Revenue

The Group recognizes deferred revenue when cash is received and before performance obligations are fulfilled, including amounts that may be refundable. Deferred revenue balances primarily relate to strategic customer agreements.

As of December 31, 2025 and March 31, 2026, the balance of deferred revenue, including current and non-current portion, was $1,577.5 and $4,778.1, respectively.

During the three months ended March 31, 2026, total deferred revenue increased by $3,200.6 primarily due to the recognition of prepayments received in advance for future services under customer agreements. Deferred revenue is expected to be recognized as revenue over the period ranging from one to five calendar years.

Remaining performance obligations

Remaining performance obligations ("RPO") represent the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. RPO consists of deferred revenue and unbilled contract revenue, which includes non-cancelable contracts where the Group has not yet invoiced, maintains an obligation to perform, and has not recognized revenue in the financial statements.

As of March 31, 2026, the amount of unsatisfied RPO was $33,585.3, of which 29% is expected to be recognized as revenue during the 24 months ending March 31, 2028, 39% between months 25 and 48, and the remainder recognized thereafter. The amounts disclosed include the Group's best estimate of variable consideration which is subject to change due to the timing and performance constraints. The amounts do not include performance obligations with an original duration of one year or less.

Interest Income

The Group recognized interest income in the amounts of $8.5 and $14.2 for the three months ended March 31, 2025 and 2026, respectively. Interest income is earned from the Group’s cash and cash equivalents, represented by current accounts and other highly liquid financial instruments such as bank deposits with maturities of less than three months, and overnight deposits.

The accrued interest receivable in the amount of $0.4 and $3.6 as of December 31, 2025 and March 31, 2026 is excluded from the amortized cost basis of financing receivables. The Group did not write off any accrued interest receivable during the three months ended March 31, 2025 and 2026.

Interest Expense

The Group recognized interest expense of $63.7 for the three months ended March 31, 2026. No interest expense was recognized for the three months ended March 31, 2025.

Interest expense for the three months ended March 31, 2026 primarily relates to interest and amortization of debt issuance costs and accretion associated with the Group’s convertible notes (Note 12), interest expense recognized on advances received from major customers, and interest expense recognized in connection with property and equipment received in advance from suppliers under deferred payment arrangements. Interest expense is presented net of capitalized interest.

Other Income, net

The following table presents the components of other income / (loss), net in absolute terms for the periods presented:

	Three months ended March 31,
	2025	2026
Gain from investments in money market funds	11.1	17.3
Foreign currency exchange gain / (loss), net	(3.4)	1.7
Other gain, net	0.6	0.9
Other income/loss, net	8.3	19.9

Income and non-income taxes payable

The income and non-income taxes payable line in the consolidated balance sheets includes income taxes payable in the amount of $0.7 and $1.5 as of December 31, 2025 and March 31, 2026, respectively.

5.	INVESTMENTS IN EQUITY SECURITIES AND EQUITY METHOD INVESTMENTS

Equity method investments

The table below summarizes the movements in the carrying amount of the Group’s equity method investments for the three months ended March 31, 2025 and 2026.

	Three months ended March 31,
	2025	2026
Balance at the beginning of the period	6.4	11.1
Share of profit / (loss) in equity method investments	—	(4.5)
Share of OCI in equity method investments	—	(0.2)
Balance at the end of the period	6.4	6.4

The carrying value of the Group’s equity method investments as of December 31, 2025 and March 31, 2026 were as follows:

	December 31,	March 31,
	2025	2026
Venture capital fund	6.4	6.4
Toloka	4.7	—
Total equity method investments	11.1	6.4

Included in the carrying value of the Toloka investment is the basis difference, net of amortization, between the original cost of the investment and the Company's proportionate share of the net assets of Toloka. The carrying value of the equity method investment is primarily adjusted for the Company’s share in the losses of Toloka and amortization of basis differences.

The table below provides the composition of the basis differences:

March 31,
2026
Intangible assets, net of accumulated amortization	(7.9)
Deferred tax liabilities	1.5
Basis difference	(6.4)

The Company amortizes the basis difference related to the intangible assets over the estimated useful lives of the assets that gave rise to the difference using the straight-line method. The weighted-average remaining useful life of the intangible assets is approximately 5.1 years as of March 31, 2026.

Investments in non-marketable equity securities

The Group’s non-marketable equity securities are investments in privately held companies without readily determinable fair values and are summarized as follows:

	December 31,	March 31,
	2025	2026
ClickHouse	737.1	1,517.7
Investment in preferred shares of Toloka	97.0	93.9
Other	2.5	2.5
Total Investments in non-marketable equity securities	836.6	1,614.1

ClickHouse

ClickHouse Inc. (or “ClickHouse”) is an open-source database management system. The Company does not exercise significant influence over ClickHouse, as such the investment is accounted for under the measurement alternative, recorded at its initial cost less impairment. As of December 31, 2025 and March 31, 2026, the investment was not impaired.

In January 2026, ClickHouse completed a Series D preferred stock financing (the “Series D Financing”) raising $400 million from investors other than the Company. The Company did not participate in the Series D Financing. The Series D Financing represents an observable price change from an orderly transaction involving equity securities similar to the Company's investment and, pursuant to ASC 321, the fair value of the Company's investments in ClickHouse was remeasured as of January 16, 2026. For the three months ended March 31, 2026, the Company recognized an upward adjustment of $780.6, from $737.1 to $1,517.7, presented as gain from revaluation of investments in equity securities in the unaudited condensed consolidated statement of operations.

Toloka

As disclosed in Note 3, upon the Toloka deconsolidation, the Company retained a non-controlling interest in Toloka Group in a combination of voting and nonvoting common and preferred shares. Preferred shares are not considered in-substance common stock and are accounted for under the measurement alternative of ASC 321. The initial cost basis of the Group’s holdings of Toloka Group’s preferred stock was determined based on the purchase price in the Toloka financing transaction and amounted to $97.0. The Company applies the equity method of accounting to its investment in Toloka Group and recognizes its share of Toloka Group’s losses against the carrying value of its investments based on their seniority, beginning with the most subordinated investments, and continues to recognize such losses up to the Company’s aggregate carrying value of those investments.

6.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3—inputs consisting of unobservable data requiring significant judgment or assumptions.

The Group's financial assets and liabilities subject to fair value measurement include investments in cash and cash equivalents, including money market funds, investments in non-marketable equity securities, equity method investments and convertible debt. The fair value of the Group financial assets and liabilities as of December 31, 2025 and March 31, 2026 approximates their carrying value except for the fair value of the convertible debt (Note 12).

Investments measured at fair value on a recurring basis

Money market funds (presented as part of cash and cash equivalents) are measured at fair value and classified as Level 1 within the fair value hierarchy, as their valuation is based on quoted prices for identical assets in active markets or on inputs derived from quoted prices for similar instruments in active markets. As of December 31, 2025 and March 31, 2026, money market funds measured at fair value totaled $1,770.9 and $5,856.1, respectively.

Avride SAFE liability and Tranche Right liability

The SAFE liability and the Tranche Right liability are initially recorded at fair value in amount equal to proceeds received and subsequently remeasured to fair value at each reporting date, with changes in fair value recognized in other income / (loss), net. The fair value of the SAFE liability and the Tranche Right liability is estimated using a probability-weighted expected return method that incorporates significant unobservable inputs, including the expected timing of future financing or liquidity events, the probability and timing of achieving specified operational and financing milestones, and discount rates. Accordingly, these instruments are classified within Level 3 of the fair value hierarchy. For the three months ended March 31, 2026, the Group recorded a $0.5 loss from the change in fair value of the SAFE liability and the Tranche Right liability, which was included in other income, net in the unaudited condensed consolidated statement of operations.

Investments measured at fair value on a nonrecurring basis

The initial cost basis of the equity method investment in Toloka Group is measured at fair value and classified as Level 3. The Group utilizes valuation methodologies such as discounted cash flow analysis and market-based approaches. These approaches often require unobservable inputs, including assumptions about the investee’s future operating performance, projected growth rates, and discount rates reflecting investee-specific risks. Adjustments may be made to account for the illiquid nature of the investment, aligning with industry benchmarks or comparable market transactions. These measurements rely heavily on the Group’s judgment and the use of financial forecasts specific to the investee.

Non-marketable equity securities represent the Group's investments in privately held companies without readily determinable market values. The carrying value of these securities is adjusted to fair value based on observable transactions involving identical or similar investments of the same issuer or due to impairment. The Group remeasured its investment in ClickHouse as of January 16, 2026, the date on which an observable price change took place, based on ClickHouse's Series D Financing.

The Company used a back-solve valuation approach to determine the fair value of its investment in ClickHouse. The fair value is based on valuation techniques appropriate for the nature of such investments and the information available about the investee's valuation and represents Level 3. The basis for the determination of the fair value of the Group's investment in ClickHouse was derived from the investee's recent sale of similar securities in its Series D Financing. The Company uses an option-pricing model to adjust the observed transaction price for the rights and preferences of the various classes of securities and allocate the value to securities owned by the Group. The model includes assumptions around the investee's expected time to liquidity and volatility, as well as application of an incremental discount for lack of marketability.

The following table summarizes information about the significant unobservable inputs used in the fair value measurement for the Group's investment in ClickHouse:

Valuation
input
Price per share in the recent financing transaction	$159.59
Equity Volatility	57.5%
Estimated time to liquidity	2 years
Discount for lack of marketability	22.5%

For additional details about the cost and remeasurement amount of the Company’s investments measured at fair value on a nonrecurring basis, see Note 5.

7.	PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, as of December 31, 2025 and March 31, 2026, consisted of the following:

	December 31,	March 31,
	2025	2026
Server and network equipment, gross	3,123.6	4,692.7
Infrastructure systems, gross	199.1	304.9
Land, land rights and buildings, gross	381.4	402.9
Other equipment, gross	68.8	148.2
Assets not yet in use	2,417.4	2,427.9
Total	6,190.3	7,976.6
Less: accumulated depreciation	(637.0)	(844.9)
Total property and equipment	5,553.3	7,131.7

Assets not yet in use primarily represent server and network equipment, infrastructure systems, equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation.

Depreciation expenses related to property and equipment amounted to $48.6 and $208.8 for the three months ended March 31, 2025 and 2026, respectively.

The Company capitalizes interest associated with the construction of data centers and the purchase of related server and network equipment. Capitalization of interest commenced in the third quarter of 2025; accordingly, no interest was capitalized during the three months ended March 31, 2025. Interest capitalized during the three months ended March 31, 2026 amounted to $15.7.

8.	LEASES

The Group leases co-location space at data center facilities and, to a lesser extent, corporate offices, all of which are operating leases. The Group’s leases have remaining lease terms of one to 10 years, some of which include options to terminate the leases within one year.

The components of lease cost were as follows:

	Three months ended March 31,
	2025	2026
Operating lease cost	9.3	45.5
Short-term lease cost	0.4	0.4
Lease cost, net	9.7	45.9

Supplemental balance sheet information related to the Group’s operating leases was as follows:

	December 31,	March 31,
	2025	2026
Operating leases
Operating lease right-of-use assets	918.8	1,266.0
Operating lease liabilities – current (Note 4)	84.9	94.2
Operating lease liabilities – non-current	760.5	1,045.8
Total operating lease liabilities	845.4	1,140.0

Maturities of lease liabilities as of March 31, 2026 were as follows:

Operating Leases
Year ended December 31,
Remainder of 2026	128.6
2027	165.9
2028	162.8
2029	167.6
2030	166.7
Thereafter	733.7
Total lease payments	1525.3
Less imputed interest	(385.3)
Total	1,140.0

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining		Weighted average discount
	lease term, years		rate, %
	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026
Operating leases	8.6	8.6	6.3%	6.2%

As of March 31, 2026, the Company executed additional lease agreements, primarily for data centers, that had not yet commenced. The aggregate amount of estimated future undiscounted lease payments associated with such leases is $9,905.2 and the Group has already made a prepayment of $453.4 as of March 31, 2026. These leases will commence between 2026 and 2027 with estimated average lease terms of 11 years.

9.	GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill were as follows:

Three months ended March 31, 2026
Balance as of January 1, 2026	—
Tavily acquisition (Note 3)	163.3
Balance as of March 31, 2026	163.3

Intangible assets, net of amortization, as of December 31, 2025 and March 31, 2026 consisted of the following:

	December 31, 2025			March 31, 2026
	Carrying amount	Less: accumulated amortization	Net carrying amount	Carrying amount	Less: accumulated amortization	Net carrying amount	Weighted-average remaining useful life (years)
Technologies and licenses	29.7	(10.6)	19.1	31.6	(13.0)	18.6	3.6
Acquired software	—	—	—	14.7	(0.4)	14.3
Acquired customer relationships	—	—	—	8.3	(0.3)	8.0
Acquired trade/domain names and other	0.6	—	0.6	4.6	(0.1)	4.5
Assets not yet in use	—	—	—	3.0	—	3.0
Total intangible assets	30.3	(10.6)	19.7	62.1	(13.8)	48.3

Amortization expenses of intangible assets amounted to $0.5 and $3.2 for the three months ended March 31, 2025 and 2026, respectively.

Estimated amortization expense over the remaining useful life for intangible assets subject to amortization as of March 31, 2026 was as follows:

Intangible Assets
Remainder of 2026	14.3
2027	12.0
2028	11.1
2029	7.0
Thereafter	0.9
Total	45.3
10.

10.	INCOME TAX

Income taxes are computed in accordance with Dutch, US and other national tax laws. Nebius Group N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25.8% for the three months ended March 31, 2025 and 2026.

The Company recorded income tax expense of $0.9 and income tax benefit of $5.8 for the three months ended March 31, 2025 and 2026, respectively.

The tax years 2021–2025 remain open to examination by the Dutch tax authorities with respect to the Company and its Dutch subsidiaries. The tax years 2022–2025 remain open to examination by the US tax authorities with respect to the US subsidiaries. The tax years 2021–2025 remain open to examination by the Israeli tax authorities with respect to the Israeli subsidiaries.

In addition, significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on the Company’s ability to generate sufficient future taxable income. Establishing or reducing a tax valuation allowance requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact the Company’s consolidated financial statements.

11.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Group is a party to various legal proceedings and subject to claims, certain of which relate to the alleged breach of certain contractual arrangements. The Group intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will not have any material adverse effect on the financial condition, results of operations or liquidity of the Group.

As of March 31, 2026, the Group was subject to various legal and regulatory matters that have arisen in the normal course of business with related claims amounting to $5.9 ($6.2 as of December 31, 2025). The Group has not recognized a liability in respect of these claims as management does not believe that a material loss is probable or reasonably estimable.

Tax Contingencies

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the applicable tax legislation, the relevant tax authorities may take different positions. As of March 31, 2026, the Group accrued $3.7 ($2.0 as of December 31, 2025) for contingencies related to non-income taxes, as a component of accounts payable, accrued and other liabilities in the consolidated balance sheets.

Additionally, the Group has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of March 31, 2026, the Group estimated the contingencies related to non-income taxes, including penalties and interest, at approximately $2.9 ($2.4 as of December 31, 2025).

Environment and Current Economic Situation

The global macroeconomic environment continues to be characterized by significant uncertainty. The technology and AI infrastructure sectors have been particularly affected by the evolving trade policy landscape, shifting AI chip export control frameworks, and ongoing trade tensions between major economies. Supply chain constraints affecting the procurement of high-performance GPUs and related semiconductor components remain a key operational challenge, driven by strong global demand for AI infrastructure that continues to outpace available capacity. Regulatory developments impacting the AI and data center sectors have accelerated, including the phased implementation of the European Union’s Artificial Intelligence Act, emerging data center energy efficiency and sustainability reporting requirements under the EU Energy Efficiency Directive, and the EU’s proposed Cloud and AI Development Act. Changes in interest rates, persistent inflationary pressures – exacerbated by tariff-related cost increases instability in the global credit markets, geopolitical conflicts in Europe and the Middle East, data center energy procurement and power grid capacity constraints, and related market uncertainty – remain relevant factors. While global demand for AI computing infrastructure has driven substantial investment and growth across the sector, the Group is exposed to the risks of macroeconomic slowdowns, shifts in technology spending patterns, and the potential impacts of further regulatory or trade policy changes. The Group will continue to actively monitor and respond accordingly to the macroeconomic environment.

As of March 31, 2026, none of the Group’s current subsidiaries are restricted from remitting funds in the form of cash dividends or loans.

12.	CONVERTIBLE DEBT

Convertible notes issued in March 2026

On March 20, 2026, the Group completed a private placement, pursuant to Rule 144A under the Securities Act of 1933, as amended, of $4.34 billion aggregate original principal amount of senior unsecured convertible notes (the “March 2026 Notes”) to qualified institutional buyers, which are convertible at their option. The March 2026 Notes were issued in two series:

●$2.59 billion 1.25% Convertible Senior Notes due 2031 (the “March 2031 Notes”), and
●$1.75 billion 2.625% Convertible Senior Notes due 2033 (the “March 2033 Notes”).

The March 2031 Notes are convertible at the option of the holders into the Company’s Class A ordinary shares at an initial conversion rate of 5.4579 shares per $1,000 principal amount (approximately $183.22 per share), and the March 2033 Notes are convertible at the option of the holders into the Company’s Class A ordinary shares at an initial conversion rate of 5.546 shares per $1,000 principal amount (approximately $180.31 per share), subject to customary anti-dilution adjustments. Upon conversion, the March 2026 Notes are settled entirely in shares. Prior to maturity, the March 2026 Notes are convertible only upon the occurrence of specified conditions, including:

●If the Company’s share price exceeds 130% of the applicable conversion price for a specified period;
●In connection with certain corporate events, including a fundamental change;

●During the two months preceding maturity; or
●Following the issuance of a redemption notice by the Company.

If a holder converts its Notes in connection with a make-whole fundamental change (generally including certain change-in-control transactions, delisting events, or other specified corporate transactions), the conversion rate will be increased by an additional number of shares as determined pursuant to a schedule set forth in the indenture.

The Company may redeem the Notes, in whole or in part, on or after March 20, 2029, if the share price exceeds 130% of the applicable conversion price for a specified period, at a redemption price equal to 100% of the accreted principal amount plus accrued and unpaid interest. Upon the occurrence of a fundamental change, holders may require the Company to repurchase their Notes at a price equal to 100% of the accreted principal amount plus accrued and unpaid interest.

The March 2026 Notes were issued at par, but accrete to a higher accreted principal amount over time:

●The March 2031 Notes accrete to 120% of their original principal at maturity (i.e. $1,200 for every $1,000 issued), and
●The March 2033 Notes accrete to 120% of their original principal at maturity (i.e. $1,200 for every $1,000 issued).

The Group also granted the initial purchasers a 13-day over-allotment option (greenshoe) to purchase up to an additional $600.0 aggregate original principal amount of March 2026 Notes, including $337.5 of March 2031 Notes and $262.5 of March 2033 Notes. The over-allotment option to purchase the March 2031 Notes was fully exercised on March 20, 2026, resulting in a total original aggregate principal amount issued to approximately $4.34 billion. The over-allotment option for the March 2033 Notes was not exercised.

The accreted principal amount is payable only upon maturity or early redemption. The March 2031 Notes and March 2033 Notes bear interest at 1.25% and 2.625%, respectively, payable semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2026.

The net proceeds to the Company from the sale of March 2026 Notes were $4,293.7. Debt issuance costs were $43.8 and will be amortized as interest expense over the term of the March 2026 Notes.

Each series of notes was issued under a separate indenture with U.S. Bank Trust Company, National Association, serving as trustee. They are senior unsecured obligations of the Group and rank pari passu with all of the Company’s other existing and future senior unsecured indebtedness. Holders of the notes have the right to require the Company to repurchase all or a portion of their notes upon the occurrence of a fundamental change, as defined in the indentures.

Convertible notes issued in September 2025 and June 2025

The Company had previously issued convertible notes a in total original principal amount of $4.86 billion (the “June 2025 Notes” and the “September 2025 Notes”). The June and September 2025 Notes are senior unsecured obligations of the Company, ranking pari passu with the Company's other existing and future senior unsecured indebtedness. Each series is issued under a separate indenture with U.S. Bank Trust Company, National Association, as trustee. Upon conversion, notes are settled entirely in Class A ordinary shares. Each series accretes to a higher principal amount at maturity.

Prior to the applicable earliest optional redemption date, the notes are convertible only upon the occurrence of specified conditions, including: (i) the Company's share price exceeding 130% of the applicable conversion price for a specified period; (ii) certain corporate events, including a fundamental change; (iii) during the two months preceding maturity; or (iv) following issuance of a redemption notice by the Company. Upon the occurrence of a fundamental change, holders may require the Company to repurchase their notes at 100% of the accreted principal amount plus accrued and unpaid interest.

The carrying amount of the convertible notes as of December 31, 2025 was as follows:

	Maturities	Stated interest rate	Effective interest rate	Principal amount outstanding	Unamortized debt discount (accretion)	Unamortized issuance costs	Carrying amount
June 2029 Notes	June 2029	2.00%	7.06%	587.5	(85.1)	(10.8)	491.6
September 2030 Notes	September 2030	1.00%	4.15%	1,818.4	(224.4)	(30.2)	1,563.8
June 2031 Notes	June 2031	3.00%	6.87%	612.5	(112.2)	(11.4)	488.9
September 2032 Notes	September 2032	2.75%	4.88%	1,818.4	(228.7)	(30.8)	1,558.9
Total convertible debt				4,836.8	(650.4)	(83.2)	4,103.2

The carrying amount of the convertible notes as of March 31, 2026 was as follows:

	Maturities	Stated interest rate	Effective interest rate	Principal amount outstanding	Unamortized debt discount (accretion)	Unamortized issuance costs	Carrying amount
June 2029 Notes	June 2029	2.00%	7.06%	587.5	(79.7)	(10.1)	497.7
September 2030 Notes	September 2030	1.00%	4.15%	1,818.4	(213.9)	(28.8)	1,575.7
June 2031 Notes	June 2031	3.00%	6.87%	612.5	(108.0)	(11.0)	493.5
September 2032 Notes	September 2032	2.75%	4.88%	1,818.4	(221.8)	(29.9)	1,566.7
March 2031 Notes	March 2031	1.25%	4.98%	3,105.0	(514.5)	(21.7)	2,568.8
March 2033 Notes	March 2033	2.63%	5.20%	2,100.0	(348.6)	(21.8)	1,729.6
Total convertible debt				10,041.8	(1,486.5)	(123.3)	8,432.0

As of March 31, 2026, accrued coupon interest on the convertible notes amounted to $13.1.

The total interest related to the Group’s debt obligations for the three months ended March 31, 2026 was as follows:

Three months ended March 31,
2026
Contractual interest expense	23.5
Amortization of debt discount (accretion) and issuance costs	35.1
Less: capitalized interest	(15.7)
Total	42.9

The Notes are carried at amortized cost, with an unamortized balance of $8,432.0 million as of March 31, 2026. The Group has not elected the fair value option and measures the fair value of convertible debt for disclosure purposes only. The fair value of the convertible senior notes as of March 31, 2026 was as follows:

March 31,
2026
2.00% Convertible Senior Notes due June 2029	1,127.3
3.00% Convertible Senior Notes due June 2031	1,147.2
1.00% Convertible Senior Notes due September 2030	1,811.9
2.75% Convertible Senior Notes due September 2032	1,788.9
1.25% Convertible Senior Notes due March 2031	2,435.8
2.63% Convertible Senior Notes due March 2033	1,644.6
Total fair value of convertible debt	9,955.7

Convertible notes issued in 2020

On March 3, 2020, the Company issued and sold $1,250.0 in an aggregate principal amount of 0.75% convertible note. As of March 31, 2026, the remaining cash consideration for the 2020 convertible notes is $5.3 (December 31, 2025: $5.3).

13.	SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

The Group grants share-based awards under the Nebius Group N.V. Amended and Restated Equity Incentive Plan (the "Plan") (“Share-Based Awards”). The Plan provides for the issuance of Share-Based Awards (including options, restricted shares units (“RSUs”), performance share units (“PSUs”), share appreciation rights (“SARs”) and awards in respect of the Group’s business units and subsidiaries (“Business Unit Equity Awards”)) to employees, officers, advisors and consultants of the Group and members of the Board of the Company. Share-Based Awards granted under the Plan generally vest over a four-year period with four sixteenths (4/16) of such awards vesting on the last day of the 12th full calendar month following the date of grant, and an additional one sixteenth (1/16) of such awards vesting on the last day of each third full calendar month thereafter.

Certain options may be granted with exercise prices that are considered to be “deeply out of the money”. These awards are considered to have an implicit market condition, and the Group uses a Monte Carlo valuation model to estimate the fair value of the options as of the date of grant. The Monte Carlo valuation model uses multiple simulations to evaluate the probability of achieving various share price levels. For options that vest based on market conditions, the Group recognizes compensation cost over the requisite service period regardless of whether the market condition is ultimately satisfied.

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses for the three months ended March 31, 2025 and 2026:

	Three months ended March 31,
	2025	2026
RSUs	14.7	26.8
Share options	—	8.1
RSUs in respect of the Avride Group	1.2	—
Share options in respect of Avride Group	1.6	0.4
Total share-based compensation expenses	17.5	35.3

As of March 31, 2026, the Group had $270.1 of unamortized share-based compensation expenses related to all unvested awards in respect of the Company’s shares, which is expected to be recognized over a weighted average amortization period of 4.20 years.

The following table summarizes information about share options:

	Three months ended March 31,
	2025		2026
		Weighted-Average		Weighted-Average
	Number of shares	Exercise Price	Number of shares	Exercise Price
		per Share		per Share
Outstanding at the beginning of the period	1,176,746	40.00	7,316,882	89.20
Granted	—	—	77,847	6.53
Exercised	—	—	(45,000)	40.00
Forfeited	—	—	—	—
Outstanding at the end of the period	1,176,746	40.00	7,349,729	88.63

The Company estimates the fair value of share options using the Monte-Carlo and BSM pricing model.

The following table summarizes information about RSUs:

	Three months ended March 31,
	2025		2026
		Weighted-Average		Weighted-Average
	Number of shares	Grant date Fair	Number of shares	Grant date Fair
		Value per Share		Value per Share
Unvested at the beginning of the period	9,015,042	20.54	5,737,256	23.97
Granted	333,515	35.76	1,374,502	98.22
Vested	(2,124,571)	25.67	(690,830)	38.80
Forfeited	(77,594)	21.73	(60,863)	25.98
Expired	(6,598)	46.32	(7)	—
Cancelled	(37)	70.88	—	—
Unvested at the end of the period	7,139,757	20.68	6,360,058	38.38

Avride Employee Stock Incentive Plan

Avride B.V., a subsidiary of the Group (“Avride”), adopted the Avride 2021 Equity Incentive Plan (the “Avride Plan”) on February 11, 2021. RSUs awarded under the Avride Plan entitle the holder to receive a fixed number of depositary receipts representing Class A shares in Avride at no cost upon the satisfaction of certain time-based vesting criteria.

On February 27, 2025, the Company effected a corporate reorganization of the Avride group, pursuant to which Avride Holding Inc., a Delaware corporation and subsidiary of Nebius Group, became the intermediate holding company of the Avride group.

On March 6, 2025, the board of directors of Avride Holding Inc. authorized and approved the adoption of a new Avride Employee Stock Incentive Plan (the "Avride ESOP"), a participating subsidiary plan under the Company’s Amended and Restated Equity Incentive Plan. The Avride ESOP authorizes the grant of equity awards in respect of up to 7,926,674 shares of common stock of Avride Holding Inc.

The following table summarizes Avride’s awards activity for the Group:

	Share Options
	Three months ended March 31,
	2025		2026
		Weighted-Average		Weighted-Average
	Number of shares	Exercise Price	Number of shares	Exercise Price
		per Share		per Share
Outstanding at the beginning of the period	—	—	6,605,272	1.80
Granted	5,871,014	1.77	303,000	2.57
Exercised	—	—	(235,134)	1.22
Forfeited	—	—	(14,554)	1.77
Expired	—	—	(16,421)	1.77
Transfer between the programs	860,679	1.77	—	—
Outstanding at the end of the period	6,731,693	1.77	6,642,163	1.86

	RSUs
	Three months ended March 31,
	2025		2026
		Weighted-Average		Weighted-Average
	Number of shares	Grant date Fair	Number of shares	Grant date Fair
		Value per Share		Value per Share
Outstanding at the beginning of the period	1,168,629	14.50	15,794	14.50
Granted	—	—	—	—
Exercised	—	—	(15,794)	(14.50)
Cancelled	(292,156)	14.50	—	—
Transfer between the programs	(860,679)	14.50	—	—
Outstanding at the end of the period	15,794	14.50	—	—

The Company estimates the fair value of Avride share options using BSM pricing model.

As of March 31, 2026, the unamortized share-based compensation expense related to Avride share options in the amount of $4.7 is expected to be recognized over a weighted average period of 3.83 years.

14.	SHARE CAPITAL

The Company has three authorized classes of ordinary shares, Class A, Class B and Class C with €0.01, €0.10 and €0.09 par value, respectively. The principal features of the three classes of ordinary shares are as follows:

●	Class A shares, par value €0.01 per share, entitled to one vote per share. The Class A shares share ratably with the Class B shares, on a pari passu basis, in any dividends or other distributions.
●	Class B shares, par value €0.10 per share, entitled to ten votes per share. Class B shares may only be transferred to qualified holders. In order to sell a Class B share, it must be converted into a Class A share.
●	Class C shares, par value €0.09 per share, entitled to nine votes per share. The Class C shares are entitled to a fixed nominal amount in the event of a dividend or distribution limited to 1% of the nominal value of such Class C shares in any one financial year if any such shares were to be outstanding on the record date for a dividend declaration. The Class C shares are used for technical purposes related to the conversion of Class B shares into Class A shares. During the periods between conversion and cancellation, all Class C shares are held by the Nebius Group Conversion Foundation (Stichting Nebius Group Conversion). The Nebius Group Conversion Foundation was incorporated under the laws of the Netherlands in October 2008 for the sole purpose of facilitating the conversion of Class B shares into Class A shares. The Nebius Group Conversion Foundation is managed by a board of directors appointed by the Company.

The share capital as of each balance sheet date was as follows (EUR in millions):

	December 31, 2025			March 31, 2026
	Shares	EUR	USD	Shares	EUR	USD
Authorized:	571,397,348			571,397,348
Class A ordinary shares	500,000,000			500,000,000
Class B ordinary shares	35,698,674			35,698,674
Class C ordinary shares	35,698,674			35,698,674
Issued and fully paid:	324,187,735	€6.4	$8.4	324,247,735	€6.4	$8.4
Class A ordinary shares	288,489,061	2.9	3.6	288,549,061	2.9	3.6
Class B ordinary shares	33,551,883	3.3	4.6	33,491,883	3.3	4.6
Class C ordinary shares	2,146,791	0.2	0.2	2,206,791	0.2	0.2

Conversion of Class B shares

For the three months ended March 31, 2026, 60,000 Class B shares (par value €0.10) were converted 1:1 into 60,000 Class A shares (par value €0.01).

Pre-Funded Warrants

On March 11, 2026 the Company entered into a securities purchase agreement with NVIDIA to issue Pre-Funded Warrants to purchase 21,065,936 Class A ordinary shares (“Pre-Funded Warrant Shares”) for aggregate gross proceeds of $2,000.0. The Pre-Funded Warrants have an exercise price of $0.0001 per Class A ordinary share.

The Pre-Funded Warrants are exercisable any time after the date of issuance. The exercise price and the number of Pre-Funded Warrant Shares are subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events. The Pre-Funded Warrants will not expire and are exercisable in cash or by means of a cashless exercise. A holder of the Pre-Funded Warrants may not exercise such Pre-Funded Warrants if the exercise would result in the holder acquiring beneficial ownership of Pre-Funded Warrant Shares with a value of or in excess of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (“HSR Act”) notification threshold, and no exemption to a filing notice and report form under the HSR Act is applicable. If the exercise of the Pre-Funded Warrants is restricted for such reason, the Pre-Funded Warrants will become exercisable upon the expiration or early termination of the applicable waiting periods or receipt of applicable approval. The Pre-Funded Warrants are equity classified in accordance with ASC 815 as they are indexed to the Group’s own ordinary shares and meet the requirements to be classified in equity. The Pre-Funded Warrants are considered outstanding shares in the basic and diluted earnings per share calculations for the period ended March 31, 2026 given their nominal exercise price.

15.	INFORMATION ABOUT SEGMENTS & GEOGRAPHIC AREAS

The Group’s chief operating decision maker (the “CODM”) is the management committee, consisting of the Group’s Chief Executive Officer and Chief Operating Officer. The Group has determined its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group’s CODM evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation and amortization, adjusted for other non-recurring items (“Adjusted EBITDA”).

The Group updated its reportable segments in 2025 following the completion of the Toloka investment transaction (Note 3) to reflect the revised operational structure of its retained businesses. As a result, the previously reported Toloka operating segment has been reclassified as discontinued operations. This change has been applied retrospectively to all periods presented.

The Group’s reportable segments generate revenue from the following services:

●	The Nebius AI cloud business offers a comprehensive and integrated suite of AI cloud solutions, designed to support the entire AI lifecycle – from building and deploying AI models to managing large-scale AI applications. This segment also includes the operations of the Group’s proprietary data center in Finland, leased data center facilities and greenfield data centers under development.
●	Avride is a developer of autonomous driving technology for self-driving vehicles and delivery robots; and
●	TripleTen is a leading edtech platform focused on re-skilling individuals for careers in technology.

Operating segments of the Group may integrate products managed by other operating segments into their services, for which they pay compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Group considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM. The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets are not reviewed by the CODM, while capital expenditures are evaluated for cash flow management.

The table below presents Revenue, Adjusted EBITDA / (loss), and expense information about the Group’s operating segments:

	Three months ended March 31,
	2025	2026
Revenues:
Nebius AI cloud	41.4	389.7
Avride	0.2	0.9
TripleTen	10.5	11.6
Total segment revenues	52.1	402.2
Eliminations	(1.2)	(3.2)
Total revenues	50.9	399.0
Adjusted EBITDA / (loss):
Nebius AI cloud	(27.4)	174.0
Avride	(16.9)	(34.1)
TripleTen	(9.4)	(10.4)
Total segment adjusted EBITDA / (loss)	(53.7)	129.5
Significant segment expenses:
Nebius AI cloud:
Employee compensation expenses	(36.5)	(74.5)
Corporate Functions Expenses (excl. personnel costs)	(8.9)	(22.5)
Other costs and expenses	(23.4)	(118.7)
Total Nebius AI cloud costs and expenses	(68.8)	(215.7)
Avride:
Employee compensation expenses	(12.0)	(19.9)
Other costs and expenses	(5.1)	(15.1)
Total Avride costs and expenses	(17.1)	(35.0)
TripleTen:
Employee compensation expenses	(7.9)	(10.0)
Other costs and expenses	(12.0)	(12.0)
Total TripleTen costs and expenses	(19.9)	(22.0)

Employee compensation expenses include both the costs of employees directly involved in activities of reporting segments, and allocated personnel expenses related to corporate back-office operations; expenses of other corporate functions primarily benefit the Nebius AI cloud reporting segment as the Group’s core business and are allocated to that segment. Other costs and expenses of all reporting segments include marketing and advertising activities, as well as allocated office utilities costs. In addition, Nebius’s other costs and expenses include costs of operation and co-location of data center facilities and electricity, utility and maintenance costs in data centers.

The reconciliation between adjusted EBITDA / (loss) and net income / (loss) before income taxes was as follows:

	Three months ended March 31,
	2025	2026
Total segment adjusted EBITDA / (loss)	(53.7)	129.5
Depreciation and amortization	(49.1)	(212.0)
SBC expense	(17.5)	(35.3)
One-off restructuring and other expenses	—	(10.2)
Interest income	8.5	14.2
Interest expense	—	(63.7)
Income / (loss) from equity method investments	0.1	(7.6)
Gain from revaluation of investment in equity securities	—	780.6
Other income, net	8.3	19.9
Net income / (loss) before income taxes	(103.4)	615.4

The Group’s long-lived assets are allocated based on the country of incorporation of the subsidiary with the title of ownership. The following table presents long-lived assets by geographic area, which includes property and equipment, net, intangibles assets, net and operating lease assets:

	December 31,	March 31,
	2025	2026
Long-lived assets:
United States	2,994.0	4,558.8
The Netherlands	2,558.8	2,910.8
Finland	253.6	302.0
Israel	281.7	285.1
Rest of the world	403.7	389.3
Total long-lived assets	6,491.8	8,446.0
16.

16.	SUBSEQUENT EVENTS

Acquisition of Eigen AI Labs

On May 1, 2026, the Company entered into an agreement and plan of merger (the "Eigen AI Labs Merger Agreement") with MagicByte, Inc. (d/b/a Eigen AI Labs) ("Eigen AI"), and certain other parties, pursuant to which the Company agreed to acquire all outstanding equity interests of Eigen AI, one of the leading players in AI model inference, compression and fine-tuning.

Closing is subject to customary conditions, including regulatory approvals, and is expected to occur in the coming months. The consideration under the Eigen AI Labs Merger Agreement will consist of up to approximately $98 in cash, subject to adjustments, and approximately 3.8 million of the Company's Class A shares, in each case, subject to the terms and conditions set forth in the Eigen AI Labs Merger Agreement. Founders and the continuing employees will receive 15% of their applicable stock consideration at closing with the remaining stock consideration subject to time-based restrictions on transfer, and forfeiture in certain cases, over a four-year period.

The Company is evaluating the accounting for the transaction under ASC 805, "Business Combinations". As the transaction has not yet closed, the financial impact of the acquisition cannot yet be reasonably estimated.

Licensing of Clarifai Inference Technology and Hiring of Core Team

On May 12, 2026, the Company announced that the core engineering and research team from Clarifai, Inc. ("Clarifai"), led by its founder and CEO Matthew Zeiler, is joining Nebius. In connection therewith, the Company entered into an agreement with Clarifai pursuant to which the Company agreed to acquire Clarifai's patent portfolio covering AI inference, compute orchestration and related technologies for $75.0 in cash, and received a non-exclusive, perpetual license to Clarifai's modern AI inference and compute orchestration technology stack.

The Company is evaluating the accounting for the transaction.

Fuel Cell Capacity Agreement

On May 14, 2026, Nebius Inc., a wholly owned subsidiary of the Company, entered into a Master Fuel Cell Capacity Agreement and related system orders (the “Capacity Agreement”) with Bloom Energy Corporation (the “Bloom”). Pursuant to the Capacity Agreement, the Company will purchase the capacity and associated electricity generated by the power supply systems, and Bloom will install, operate and maintain the power supply systems. The power capacity being provided under the Capacity Agreement is expected to come on in three phases (each with a supply term of 10 years) and is expected to provide (in the aggregate) for guaranteed capacity of approximately 250MW and system installed capacity of approximately 328MW. The Company will pay monthly services fees of up to $2.6 billion in the aggregate over the term of the Capacity Agreement, subject to commencement of the Capacity Agreement upon satisfaction of certain conditions.